                    January 11, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Daniel Morris, Special Counsel

Re:	American Scientific Resources, Incorporated
Amendment No.8 to Form S-1
Filed on December 30, 2010
File No. 333-164517

Ladies and Gentlemen:

On behalf of American Scientific Resources, Incorporated (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of January 10, 2011.

We have had limited operations…, page 6

1.             We note your response to comment 2. Revise the heading of this risk factor to disclose the period of time your current cash can sustain your operations.

Response:

The risk factor heading has been revised in accordance with the Staff’s comment.

Executive Compensation, page 49

We have limited operations…, page 6

2.
Please update your disclosure relating to compensation of your name executive officers and directors to include information for the most recently completed fiscal year. Refer to Item 402 of Regulation S-K. Your disclosure should include the compensation information on page 40.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

The Company’s disclosure relating to executive compensation has been updated in accordance with the Staff’s comment.

Financial Statements

3.           Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Response:

The financial statements will be updated when required by Rule 8-08 of Regulation S-X. No update is required with Amendment No. 9.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

4.	Please include a currently dated and signed consent from your independent auditors with any amendment of the filing.

Response:

The S-1 amendment No. 9 includes a currently dated and signed consent from the Company’s independent auditors and any subsequent amendments will include a currently dated and signed consent from the Company’s independent auditors.

Very Truly Yours,

/s/ Jeff Cahlon

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com